Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Welsbach Technology Metals Acquisition Corp.’s Registration Statement on Amendment No. 4 to Form S-4 of our report dated March 22, 2025, except for Note 1 as to which the date is April 15, 2025, for Critical Mineral Recovery, Inc. (the “Company”) as a co-registrant, with respect to our audits of the balance sheets of the Company as of December 31, 2024 and 2023, and the related statements of operations, stockholder’s deficit, and cash flows for each of the years in the two-year period ended December 31, 2024 that appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

May 12, 2025